From: Pitts, Patrice
Sent: Friday, September 02, 2011 12:10 PM
To: 'Oh, Min S.'
Subject: MetLife Investors Series VA (File Nos. 333-176374 and 811-03365)

As promised, I am forwarding a revised version of the prospectus for the above-captioned initial registration statement that is marked to show changes to the disclosure made in response to oral comments from the Commission staff that you provided by telephone on August 31 and September 1, 2011. (For your convenience, the markings show changes to the disclosure in the version of the prospectus that was submitted as EDGAR CORRESP on August 30, 2011.) The attached revised prospectus and related transmittal letter will be filed as EDGAR CORRESP as well.

Do not hesitate to contact me if you have difficulty accessing the attached documents. Once again, we very much appreciate your efforts and those of your colleagues to keep this project on track.

Best wishes for a good holiday!

Patrice M. Pitts | Counsel



Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue NW | Washington, DC 20004-2415
202.383.0548 direct | 202.637.3593 facsimile
patrice.pitts@sutherland.com | www.sutherland.com


CIRCULAR 230 DISCLOSURE: To comply with Treasury Department regulations, we inform you that, unless otherwise expressly indicated, any tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties that may be imposed under the Internal Revenue Code or any other applicable tax law, or
(ii) promoting, marketing or recommending to another party any transaction, arrangement, or other matter.

This e-mail message is intended only for the personal use of the recipient(s) named above. This message may be an attorney-client communication and as such privileged and confidential. If you are not an intended recipient, you may not review, copy, or distribute this message. If you have received this communication in error, please notify us immediately by e-mail and delete the original message.

14236923_3.pdf

MLI USA Series VA prospectus 09.02.11 marked against 08.30.11.pdf